SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000
FACSIMILE (212) 455-2502
DIRECT DIAL NUMBER		E-MAIL ADDRESS

May 13, 2014

VIA COURIER AND EDGAR

Re:	Samson Resources Corporation, Samson Investment
Company and Subsidiary Guarantors
Registration Statement on Form S-4
Filed February 14, 2013
File No. 333-186686

H. Roger Schwall

Securities and Exchange Commission

Office of Natural Resources

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Dear Mr. Schwall:

On behalf of Samson Resources Corporation (“Parent”), Samson Investment Company (the “Issuer”), and the subsidiary guarantors (together with Parent, the “Guarantors” and, together with Parent and the Issuer, the “Registrant”), we hereby provide the following responses to the comment letter, dated March 14, 2013 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) regarding the above-referenced registration statement (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on February 14, 2013, and four clean courtesy copies of Amendment No. 1.

BEIJING	HONG KONG	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	- 2 -	May 13, 2014

After the initial filing of the Registrant Statement, the Registrant experienced substantial turnover in its senior management positions and undertook an initiative to assess and better understand its assets and business. Currently, only one member of the executive team of the Registrant remains who was with the Registrant at the time of the initial filing of the Registration Statement. The Registrant also began the deployment of a new enterprise resource planning software system in early 2013 which it completed early in the first quarter of 2014. At the same time, the Registrant reconsidered its strategic direction as a result of the continuing developments in the oil and gas markets. The combination of these factors contributed to the delay between the Registration Statement filed on February 24, 2013 and the filing of Amendment No. 1.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrant.

Prospectus Cover Page

1.	Please revise the cover page to identify Samson Investment Company as the issuer, and clarify that Samson Resources Corporation is the parent guarantor.

In response to the Staff’s comment, the Registrant has revised the facing page of the Registration Statement, the cover page of the prospectus, and the back cover page of the prospectus to identify Samson Investment Company as the issuer, and to clarify that Samson Resources Corporation is the parent guarantor

Basis of Presentation, page ii

2.	Revise to identify or appropriately cross-reference the “certain other co-investors” by name or group affiliation. We note the Item 403 tabular disclosure regarding Samson Resources Corporation that you provide at page 122.

In response to the Staff’s comment, the Registrant has revised the disclosure on page ii of the Registration Statement and has added the organizational chart on page 2 of the Registration Statement to further clarify the ownership of Parent.

3.	Similarly, discuss at an appropriate place the origin and nature of all material relationships between JD Rockies Resources and ITOCHU on the one hand and the various co-registrants on the other. We note the related disclosure in the Certain Relationships section which begins at page 124, but we also note that, for example, there does not appear to be any explanation at pages 102 or 123 regarding whether Mr. Arase became a director as a result of his position with ITOCHU. Similarly, we see the discussion of the secondment agreement at page 126, but it is unclear whether ITOCHU has “sent” anyone to work for you as the agreement provides.

Securities and Exchange Commission	- 3 -	May 13, 2014

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 102, 126 and 128 through 130 of the Registration Statement to describe the origin and nature of all material relationships between JD Rockies Resources and ITOCHU on the one hand and the various co-registrants on the other. The Registrant respectfully informs the Staff that while Mr. Arase is no longer a director of the Issuer, the Registrant has revised the disclosure on pages 102 and 126 of the Registration Statement to clarify which directors have a relationship with ITOCHU. Finally, the Registrant has also revised the disclosure on page 129 of the Registration Statement to disclose that ITOCHU has sent certain individuals to work for the Registrant as the agreement provides.

4.	Please include an organizational chart that illustrates the ownership of the registrant and issuer.

In response to the Staff’s comment, the Registrant has included an organizational chart on page 2 of the Registration Statement that illustrates the ownership of the Parent and the Issuer.

Prospectus Summary, page 1

Our Company, page 1

5.	We note you describe your inventory of future drilling locations in various terms as the number of risked drilling locations as on page 1 and elsewhere, the number of resource locations as on pages 88 and 89 and as the number of locations on page 90. Please amend your disclosure to define a risked drilling location. Furthermore, if each of the terms used has the same meaning as it relates to determining the number of locations as stated, please revise your disclosure to use the same descriptive term; otherwise, amend your disclosure to explain the differences.

In response to the Staff’s comment, the Registrant has, as applicable, deleted references to “risked drilling location,” “resource locations” and “locations” or replaced such terms with “potential drilling locations,” which is defined in Annex A: Glossary of Oil and Natural Gas Terms beginning on page A-1 of the Registration Statement.

Risk Factors, page 15

General

6.	Please revise to eliminate extraneous detail or text and to shorten your 30-page risk factor section. Item 503(c) of Regulation S-K requires you to provide a concise discussion of the risks. Among other things, the first risk factor presents risks not of the exchange but rather of the failure to exchange (and this information already appears at page 141), and “Our costs will increase significantly” at page 21 appears generic insofar as it potentially could apply to any newly public company.

Securities and Exchange Commission	- 4 -	May 13, 2014

In response to the Staff’s comment, the Registrant has eliminated extraneous detail or text to shorten its risk factor section of the Registration Statement.

7.	Eliminate text which mitigates the risk discussion, such as your suggestion at page 17 that your insurance practices are “common in the natural gas and oil industry” and the “although” clause at page 37 regarding fraudulent transfer limitations. Also, rather than stating that you cannot “assure” or there is no “assurance” of an outcome, please revise to state the risk plainly and directly.

In response to the Staff’s comment, the Registrant has sought to eliminate text which mitigates the risk discussion throughout the risk factors section of the Registration Statement.

Risks Relating to the Natural Gas and Oil Industry and Our Business, page 10

8.	We note you represent that a third party prepared reserves and related future net cash flows and the present values (PV-10) thereof as reported by the Company for December 31, 2012 on page 16 and elsewhere. Please amend your filing to include the report of the third party as an Exhibit to comply with Item 1202(a)(8) of Regulation S-K.

In response to the Staff’s comment, the Registrant has included the summary reserve reports prepared by Netherland, Sewell & Associates, Inc. with respect to the Registrant’s reserves as of December 31, 2013 and 2012 as exhibits to the Registration Statement.

9.	We note you disclose total proved reserves of $2,760 million using pricing required by the SEC. Please amend your disclosure to indicate the dollar amount shown represents the present value (PV-10) thereof consistent with your disclosure on pages 78 and 82.

In response to the Staff’s comment, the Registrant has deleted this disclosure from the Registration Statement. In addition, the Registrant has revised the Registrant Statement so that the dollar amounts of the Registrant’s reserves shown represent either the PV-10 value or the standardized measure of discounted future net cash flows.

If we fail to maintain effective internal controls over financial reporting., page 28

10.	We note you identify in this risk factor discussion the restatement of your consolidated financial statements for fiscal years ended June 30, 2009, 2010 and 2011. In light of footnote 3 on page F-74, it appears you should also identify the financial statements for the nine months ended September 30, 2012 as being restated.

In response to the Staff’s comment, the Registrant respectfully advises the Staff that the audited consolidated financial statements for the fiscal years ended June 30, 2010 and 2009 and the interim consolidated financial statements for the nine months ended September 30, 2012 are no longer included in the Registration Statement. In addition, the Registrant has revised the risk factor beginning on page 26 of the Registration Statement to describe the material weaknesses identified in 2013 and 2012 and has deleted references to prior restatements.

Securities and Exchange Commission	- 5 -	May 13, 2014

Selected Historical Consolidated Financial Data, page 44

11.	Please review your presentation to ensure that the chronological ordering of your financial statements and other financial data presented in tabular form throughout the filing is consistent, as contemplated by SAB Topic 11:E.

In response to the Staff’s comment, the Registrant has revised its presentation so that the chronological ordering of its financial statements and other financial data presented in tabular form throughout the filing is consistent.

12.	We note your disclosure and reconciliation of Adjusted EBITDA as a non-GAAP measure used by management to evaluate operating performance and to evaluate compliance with certain financial covenants required by your various credit facilities. Since Adjusted EBITDA is also used as a measure of liquidity, please expand your disclosure to provide a reconciliation to the most directly comparable GAAP financial measure (i.e., net cash provided by operating activities). Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

In response to the Staff’s comment, the Registrant has deleted its presentation of Adjusted EBITDA from the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

13.	It appears that you anticipate approximately $1.29 billion in total capital expenditures for the fiscal year ended December 31, 2012, as compared to $758.5 million for the fiscal year ending December 31, 2013. Please expand to discuss in greater depth any material changes in known trends or commitments considered for the 2013 budget. For example, we note your discussion at page 49 and elsewhere regarding the divestiture of several properties during 2012.

The Registrant respectfully advises the Staff that the disclosure regarding expected 2013 capital expenditures of $758.5 million excluded capitalized interest and capitalized internal costs while the $1.29 billion in total capital expenditures for the fiscal year ended December 31, 2012 was based on total capital expenditures from the Registrant’s statement of cash flows, which included capitalized interest and capitalized internal costs. The Registrant has revised the Registration Statement to include a table on page 60 of the Registration Statement showing the 2013 capital expenditures budget as well as the 2014 capital expenditures budget. In addition, the Registrant has now included a table on page 60 of the Registration Statement showing actual capital expenditures for 2013 with the amounts of capitalized interest and capitalized internal costs explicitly delineated. The Registrant also discusses subsequent developments regarding its expected capital expenditures for 2014 as compared to the 2014 capital budget approved by the board of directors on pages 44, 58 and 60 of the Registration Statement. The Registrant does not believe that any further discussion of material changes in known trends or commitments for its capital budget is required.

Securities and Exchange Commission	- 6 -	May 13, 2014

Results of Operations, page 53

14.	Please ensure that your analysis appropriately describes the changes in each financial statement line item. For example, we note your explanation on page 62 for the decrease in lease operating expense as being attributable to “primarily an increase of $19.1 million in workover expenses.”

The Registrant respectfully advises the Staff that the explanation relating to the increase of $19.1 million in workover expenses is no longer applicable because such period is no longer included in the Registration Statement. The Registrant believes that the Registration Statement appropriately describes the changes in each financial statement line item.

15.	We note your disclosure of production and average sales prices on pages 53 and 86 excludes separate disclosure of natural gas liquid production and prices. As Item 1204(a) and Item 1204(b)(1) of Regulation S-K require disclosure by final product sold and FASB ASC paragraph 932-235-50-4 requires separate disclosure of natural gas liquids, if significant, please advise or revise your disclosure accordingly.

The Registrant respectfully advises the Staff that prior to 2012, the Registrant sold the significant majority of its production at the wellhead. As a result, the Registrant was generally selling a wet stream of natural gas and crude oil (i.e., two products). However, beginning in 2012, the Registrant began modifying its gas sales contracts which resulted in selling increasing quantities of natural gas liquids at the tailgate of the plant. Also, beginning with the Registrant’s 2012 fiscal year, it began tracking customer payments received for all of its natural gas liquids produced. Consequently, production and pricing disclosures for periods prior to 2012 are shown on a two-stream basis and the disclosures for 2012 and 2013 are presently shown on a three-stream basis.

The Registrant’s disclosures of production and sales prices are consistent with how its third-party reserve reports have been prepared. As a result of the circumstances described above, the Registrant’s internal reserve engineers (and its third-party reserve engineers preparing their reserve report) concluded that it was appropriate to begin reporting reserves on a three-stream basis beginning in 2012.

16.	We note your tabular disclosure of production for the periods shown on pages 53 and 86; however, it does not appear that you have provided disclosure here or elsewhere of the fields that contain 15% or more of the Company’s total proved reserves. Please advise or revise your disclosure to comply with the requirements set forth in Item 1204(a) of Regulation S-K.

The Registrant respectfully advises the Staff that it does not have any field that accounts for 15% or more of the Registrant’s total proved reserves. The Registrant has included affirmative disclosure to that effect on page 82 of the Registration Statement.

Securities and Exchange Commission	- 7 -	May 13, 2014

Business, page 78

Business Strategies, page 79

17.	You state at page 80 that you monitor your peer group’s performance. Please clarify your reference to your “peer group.” In that regard, we note the discussion under “Competition” at page 91 and “Compensation Determination Process” at page 107.

In response to the Staff’s comment, the Registrant has deleted the reference to a “peer group” from the “Business” section of the Registration Statement.

18.	Please provide us with independent support for your statements that your drilling locations are (emphasis added) in “well-known, repeatable oil and liquids-rich plays.” Also, tell us what you mean by “repeatable” plays.

In response to the Staff’s comment, the Registrant has deleted the references to “repeatable” from the Registration Statement.

Estimated Proved Reserves, page 82

19.	On page 82 you provide tabular disclose of your estimated proved natural gas reserves as Bcfe, natural gas liquids and oil reserves as MMBbls and the total estimated proved reserves as Bcfe. Please tell us what additional liquids are included as gas equivalents in the net quantities presented as your natural gas reserves in Bcfe.

In response to the Staff’s comment, the Registrant has revised its disclosure to refer to “Bcf” because no liquids are included in the natural gas reserves volumes shown in the table on page 75 of the Registration Statement.

20.	We note you provide disclosure of the total quantity of proved undeveloped reserves at December 31, 2012 as well as the progress made with respect to the drilling activity within each of the Company’s core operating areas in narrative form on pages 87 through 90 and as a tabular summary of the productive exploratory and development wells drilled for the year ended December 31, 2012. Please expand your disclosure relating to your undeveloped reserves at December 31, 2012 to comply with Item 1203(b), Item 1203(c) and Item 1203(d) of Regulation S-K.

In response to the Staff’s comment, the Registrant has expanded its disclosure relating to its proved undeveloped reserves at December 31, 2013 on pages 76 through 77 of the Registration Statement to comply with Item 1203(b), Item 1203(c) and Item 1203(d) of Regulation S-K.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process, page 83

21.	Please expand your disclosure on page 83 to identify and present the qualifications of the technical person at Netherland, Sewell & Associates, Inc. primarily responsible for overseeing the preparation of the reserve estimates as of December 31, 2012.

Securities and Exchange Commission	- 8 -	May 13, 2014

In response to the Staff’s comment, the Registrant has identified and presented the qualifications of the technical persons at Netherland, Sewell & Associates, Inc. primarily responsible for overseeing the preparation of the reserve estimates as of December 31, 2013 and 2012 on pages 77 through 78 of the Registration Statement.

Drilling Activities, page 85

22.	Please amend your disclosure on page 85 to indicate the wells shown in the tabulation providing the results of your drilling activities are net wells to comply with the presentation requirements set forth in Item 1205 of Regulation S-K.

In response to the Staff’s comment, the Registrant has amended its disclosure on page 80 of the Registration Statement to indicate which of the wells shown in the tabulation providing the results of its drilling activities are gross wells and which are net wells to comply with the presentation requirements set forth in Item 1205 of Regulation S-K.

Management, page 101

23.	You disclose at page 106 that your former principal executive officer retired in December 2012. Please identify the individual who currently serves as such, and ensure that she or he signs the registration statement in that capacity. Also, if someone served as CEO at any time in 2012 following the December 2012 departure of Mr. Adams, please provide the executive compensation disclosure that Item 402 of Regulation S-K requires in that regard. See Item 402(a)(3)(i).

In response to the Staff’s comment, the Registrant has identified the individual who currently serves as its chief executive officer on page 95 of the Registration Statement. The Registrant respectfully advises the Staff that no one served as chief executive officer at any time in 2012 following the December 2012 departure of Mr. Adams and as a result, no executive compensation disclosure in that regard was previously required. Claire Farley served as interim chief executive officer from February 2013 to April 2013 and, accordingly, she has been included as a “named executive officer” for purposes of the executive compensation disclosure required pursuant to Item 402 of Regulation S-K.

Officers and Directors, page 101

24.	For each listed individual, please provide a complete description of her or his principal business activities during most recent five years, leaving no gaps or ambiguities with regard to time. For example, the sketches for Ms. Farley and Mr. Upadhyaya appear to contain gaps.

In response to the Staff’s comment, the Registrant has enhanced the disclosure on pages 95 through 101 of the Registration Statement to provide a complete description of the listed individuals’ principal business activities during the most recent five years, leaving no gaps or ambiguities with regard to time.

Securities and Exchange Commission	- 9 -	May 13, 2014

Security Ownership of Certain Beneficial Owners, page 122

25.	Please revise footnote (2) to identify the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities.

In response to the Staff’s comment, the Registration has revised footnotes (3) and (4) on pages 125 and 126 of the Registration Statement to identify the natural person or persons who exercise voting or dispositive power over the securities. In addition, as a corporation, the officers of ITOCHU Corporation, including its Chief Executive Officer, are also subject to the oversight of a board of directors.

The Exchange Offer, page 132

26.	Make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 141 of the Registration Statement to clarify that if it waives a condition for one participant in the exchange, it will waive that condition for all participants.

27.	Under the Exxon Capital line of letters, the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, as extended. We note also the “target date” of 450 days after the date of issuance (in 2012) of the outstanding notes.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 140 of the Registration Statement to disclose the period of time that the exchange offer is expected to remain in effect from the date the Registration Statement is declared effective through the expiration date, as extended.

Acceptance of Exchange Notes, page 137

28.	You disclose that you will accept all outstanding notes properly tendered, and that you will issue the exchange notes promptly after acceptance. Please revise to state that you will issue the new notes promptly after expiration rather than acceptance. See Exchange Act Rule 14e-1(c).

In response to the Staff’s comment, the Registrant has revised the disclosure on page 143 of the Registration Statement to state that it will issue the new notes promptly after expiration rather than acceptance.

Securities and Exchange Commission	- 10 -	May 13, 2014

Index to Financial Statements, page F-1

29.	Please monitor the requirement to update your financial statements in accordance with Rule 3-12 of Regulation S-X. In addition, please provide a currently dated consent with future amendments to your registration statement.

The Registrant respectfully confirms that it has updated its financial statements included in the Registration Statement in accordance with Rule 3-12 of Regulation S-X. In addition, the Registrant has provided a currently dated consent with Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-8

Note 2. Pro Forma Adjustments, page F-8 Bakken Transaction Adjustments, page F-8

30.	We note the stated intent of pro forma adjustment (f) is to reflect the “increase in impairment associated with the Bakken Properties sold.” Please tell us why you believe this adjustment is appropriate pursuant to the criteria in Rule 11-02 (b)(6) of Regulation S-X. Specifically, please address how this adjustment is factually supportable, directly attributable to the Bakken Properties transactions, and expected to have a continuing impact.

The Registrant respectfully advises the Staff that pro forma financial statements are no longer required and thus have been deleted from the Registration Statement.

31.	It is not clear that pro forma adjustment (h) meets the criteria per Rule 11-02 (b)(6) of Regulation S-X. Please tell us how this adjustment is factually supportable, directly attributable to the Bakken Properties transactions, and expected to have a continuing impact.

The Registrant respectfully advises the Staff that pro forma financial statements are no longer required and thus have been deleted from the Registration Statement.

Gulf Coast and Offshore Reorganization, page F-9

32.	Please expand pro forma adjustment (i) to disclose the rate used to calculate the pro forma tax adjustments. Provide an explanation with this note to your pro forma financial statements if you are not using the statutory rate.

The Registrant respectfully advises the Staff that pro forma financial statements are no longer required and thus have been deleted from the Registration Statement.

Securities and Exchange Commission	- 11 -	May 13, 2014

Annual Financial Statements for Samson Resources Corporation Note 2. Business Combination, page F-25

33.	It appears that the majority of the purchase price allocated to oil and gas properties relates to unproved properties not being amortized. However, the capitalized costs recorded by the predecessor entity as of June 30, 2011 are primarily related to proved properties. Please tell us about the relative values of costs categorized as proved properties and unproved properties not being amortized and describe the causes of these apparent differences. It does not appear that there was a significant change in the quantities of proved reserves as of June 30, 2011 compared to December 31, 2011.

The Registrant respectfully advises the Staff that in the predecessor financial statements, the balance of proved oil and gas properties reflected historical costs adjusted for depletion expense and historical full cost ceiling tests and the balance of unproved oil and gas properties reflected historical costs of undeveloped leases. In connection with the acquisition of the Issuer on December 21, 2011, the proved and unproved oil and gas properties were recorded at estimated fair value under the acquisition accounting rules. As a result, the estimated fair values of, and the respective allocation of value to, proved and unproved oil and gas properties were determined by management after considering information received from a third-party valuation firm and were calculated using a discounted cash flow valuation analysis. The Registrant also utilized a market approach to corroborate the results of the discounted cash flow valuation analysis. The significant increase in the recorded amounts of unproved oil and gas properties reflected the differences between the historical cost amounts associated with those properties when those properties were acquired and the estimated fair value of those properties measured on December 21, 2011 using a discounted cash flow valuation analysis.

34.	We note your disclosures stating that you engaged an independent valuation specialist to help estimate the fair value of certain acquired assets. We also note your reference to the use of a valuation advisor on pages F-25 and F-26. Please revise to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms. For additional guidance, refer to Question 233.02 of the Compliance & Disclosure Interpretations regarding Securities Act Rules.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-17 of the Registration Statement to indicate that management finalized the accounting for the acquisition and made certain measurement period adjustments that affected the acquisition date fair values of the assets being acquired. The adjustments were based on the process undertaken by management to evaluate the final valuation report received from a third-party valuation firm and revisions to the Registrant’s estimate of fair value measurements based on information acquired regarding facts and circumstances that existed as of the acquisition date. Although the Registrant relied, in part, on the report from the third-party valuation firm in this determination, the Registrant prepared the purchase price allocations. Accordingly, the Registrant does not believe that the naming or filing of a consent of such firm are required.

Note 5. Property, Plant and Equipment, page F-28

35.	Please tell us how you considered the disclosure requirements in Rule 4-10(c)(7)(ii) of Regulation S-X to provide a description of the current status of significant properties or projects involved of unproved properties and major development projects, including the anticipated timing of the inclusion of the costs in the amortization computation, along with the table referenced therein.

Securities and Exchange Commission	- 12 -	May 13, 2014

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-59 of the Registration Statement to disclose the significant development projects.

Note 8. Fair Value Measurements, page F-31

36.	Please add a footnote to the “Netting” column similar to that provided in footnote (a) on page F-81 or otherwise advise as to the applicability of that footnote to this presentation.

In response to the Staff’s comment, the Registrant has removed the “netting” column from the fair value measurements footnote on page F-26 of the Registration Statement and has added a “netting” column to the financial statement presentation table on page F-24 of the Registration Statement

Note 13. Commitments and Contingencies, page F-38

37.	We note your policy disclosure on page F-39 states that “If we determine that an unfavorable outcome of a particular matter is probable and can be estimated, we accrue the contingent obligation, as well as any expected insurance receivable amounts related to the contingency.” Please tell us whether your accrual policy for expected insurance receivable amounts includes consideration of FASB ASC 450-30-25-1 or otherwise advise.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-40 of the Registration Statement to clarify that expected insurance recoveries are generally recognized only to the extent an accrued loss has been recorded. Any expected recoveries in excess of the recorded loss are recorded only when all contingencies related to the recovery have been resolved. The Registrant has not recorded any expected recoveries in excess of the loss recorded.

Note 15. Income Taxes, page F-41

38.	It does not appear that you have disclosed the total amount of all deferred tax assets and deferred tax liabilities as required by FASB ASC 740-10-50-2. Please revise or tell us why such disclosure is not necessary.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-42 of the Registration Statement to show totals for all deferred tax assets and deferred tax liabilities.

Securities and Exchange Commission	- 13 -	May 13, 2014

Note 20. Condensed Consolidating Financial Information, page F-44

39.	We note that you have provided disclosure regarding subsidiary guarantor release provisions. Please expand your disclosure as necessary to address whether there are any parent guarantor release provisions or otherwise advise.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-46 of the Registration Statement to expand its disclosure to address the parent guarantor release provisions.

Note 21. Supplemental Oil and Gas Disclosures (Unaudited), page F-55

40.	Please reconcile the aggregate capitalized costs presented for the Predecessor on page F-55 with that on the consolidated balance sheets on page F-13.

The Registrant respectfully advises the Staff that predecessor balance sheet information is no longer included in the Registration Statement. The current disclosure on page F-58 of the Registration Statement is consistent with the Registrant’s balance sheet.

Oil and Gas Reserve Quantities, page F-56

41.	Please clarify the reason for including the line titled “Reserves acquired in business combination” on page F-57 with no applicable amounts.

In response to the Staff’s comment, the Registrant has deleted the line titled “Reserves acquired in business combination” from the Registration Statement.

42.	We note your disclosure stating that “For the period ended December 21, 2011, the negative revision of previous estimated quantities is primarily due to a technical reserve study that indicated PDNP reserves had a higher risk profile than previously presented;” and “Extensions and discoveries consist of the drilling of new wells and new proved undeveloped locations added during the period.” Please expand your disclosure to provide appropriate explanation of significant changes for all periods presented as required by FASB ASC 932-235-50-5.

In response to the Staff’s comment, the Registrant has added disclosure on pages F-60 and F-61 of the Registration Statement to provide an appropriate explanation of significant changes for all periods presented as required by FASB ASC 932-235-50-5.

43.	We note your disclosure of net reserve quantities on pages F-57 through F-59 excludes separate disclosure of natural gas liquid reserve quantities. As FASB ASC paragraph 932-235-50-4 requires separate disclosure of natural gas liquids, if significant, please advise or revise your disclosure accordingly.

The Registrant respectfully advises the Staff that prior to 2012, the Registrant sold the significant majority of its production at the wellhead. As a result, the Registrant was generally selling a wet stream of natural gas and crude oil (i.e., two products). However, beginning in 2012, the Registrant began modifying its gas sales contracts which resulted in selling increasing

Securities and Exchange Commission	- 14 -	May 13, 2014

quantities of natural gas liquids at the tailgate of the plant. Also, beginning with the Registrant’s 2012 fiscal year, it began tracking customer payments received for all of its natural gas liquids produced. Consequently, its internal reserve engineers (and its third-party reserve engineers preparing their reserve report) concluded that it was appropriate to begin reporting reserves on a three-stream basis beginning in 2012 and that the Registrant’s proved reserves should be reported on a two-stream basis for periods prior to 2012.

Standardized Measure of Discounted Future Net Cash Flows, page F-59

44.	Please tell us how you considered separating the disclosure of Future production and development costs. Refer to FASB ASC 932-235-50-31a.

In response to the Staff’s comment, the Registrant has revised the disclosure on page F-63 of the Registration Statement to break out future production costs and future development costs into separate line items.

45.	We note on page F-56 you state “the economic value of the natural gas liquids in natural gas is included in the wellhead natural gas price.” On page F-59, you provide the reference natural gas and oil prices used for each of the periods listed. Please tell us if the gas prices shown have been adjusted to include the economic value of the natural gas liquids in natural gas. Additionally, please tell us if the prices shown for natural gas and oil include other adjustments such as adjustments for price differentials.

In response to the Staff’s comment, the Registrant has deleted the disclosure mentioned above from the Registration Statement. In addition, the Registrant has added a table on page F-62 of the Registration Statement to show prices used and has inserted a footnote to clarify that prices shown are before adjustment for market differentials. The prices shown have not been adjusted to include the economic value of natural gas liquids in natural gas.

Signatures, page II-12

46.	The filing must be signed by the principal executive officer, principal financial officer, and controller or principal accounting officer of all the registrants, in each of their individual capacities. Please revise to identify the individual(s) signing in the capacity of principal executive officer for each entity. Refer to Instructions 1 and 2 to the Signatures section of Form S-4.

In response to the Staff’s comment, the Registrant has revised the disclosure on pages II-11 through II-21 of the Registration Statement to identify the individual(s) signing the Registration Statement in the capacity of principal executive officer for each entity.

*        *        *         *

Securities and Exchange Commission	- 15 -	May 13, 2014

Please do not hesitate to call Edward P. Tolley III at 212-455-3189 or David Azarkh at 212-455-2462 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

    H. Roger Schwall

Samson Resources Corporation

    Andrew C. Kidd

    Edward T. Highberger